Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and

Preferred Stock Dividends

	STAG Industrial, Inc.						STAG Predecessor Group
	Three Months Ended March 31, 2013		Year ended December 31, 2012		Period from April 20, 2011 to December 31, 2011		Period from January 1, 2011 to April 19, 2011		Year ended December 31, 2010		Year ended December 31, 2009		Year ended December 31, 2008
Fixed charges
Interest expense	$4,650		$16,269		$12,289		$4,136		$14,116		$14,328		$15,058
Interest within rental expense	32		125		71		—		—		—		—
Fixed charges	$4,682		$16,394		$12,360		$4,136		$14,116		$14,328		$15,058

Earnings
Net loss from continuing operations	$(418)		$(7,277)		$(10,183)		$(251)		$(3,091)		$(5,044)		$(8,021)
Fixed charges	4,682		16,394		12,360		4,136		14,116		14,328		15,058
Earnings	$4,264		$9,117		$2,177		$3,885		$11,025		$9,284		$7,037
Add: Depreciation and amortization	15,610		43,275		21,958		2,345		8,931		9,640		11,491
Less: Straight-line rent adjustments, net	(772)		(2,796)		(1,304)		6		(481)		(750)		(1,108)
Add: Intangible amortization in rental income, net	1,369		4,832		2,859		(3)		(175)		2		(845)
Add: Loss on impairments	—		622		—		—		—		—		3,728
Add: Non-cash compensation expense	745		1,936		693		—		—		—		—
Add: (Gain) loss on interest rate swaps	—		(215)		(2,179)		(762)		282		1,720		1,275
Adjusted earnings	$21,216		$56,771		$24,204		$5,471		$19,582		$19,896		$21,578

Preferred stock dividends
Series A preferred stock dividends	$1,553		$6,210		$1,018		$—		$—		$—		$—

Ratio of earnings to fixed charges	0.91	x	0.56	x	0.18	x	0.94	x	0.78	x	0.65	x	0.47	x
Inadequate amount	(418)		(7,277)		(10,183)		(251)		(3,091)		(5,044)		(8,021)

Ratio of earnings to fixed charges and preferred stock dividends	0.68	x	0.40	x	0.16	x	0.94	x	0.78	x	0.65	x	0.47	x
Inadequate amount	(1,971)		(13,487)		(11,201)		(251)		(3,091)		(5,044)		(8,021)

Ratio of adjusted earnings to fixed charges (1)	4.53	x	3.46	x	1.96	x	1.32	x	1.39	x	1.39	x	1.43	x

Ratio of adjusted earnings to combined fixed charges and preferred stock dividends (1)	3.4	x	2.51	x	1.81	x	1.32	x	1.39	x	1.39	x	1.43	x

(1)   “Adjusted earnings” consist of earnings excluding depreciation and amortization, straight-line rental adjustments, intangible amortization in rental income, net, amortization of non-cash compensation expense, loss on impairments and gain (loss) on interest rate swaps. Earnings, fixed charges and preferred dividends are calculated in the same manner as they are for the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends as described above. We believe that the ratios of adjusted earnings to fixed charges and combined fixed charges and preferred stock dividends are useful supplemental information regarding our ability to cover our fixed charges and preferred stock dividends.